UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-34495
LADISH CO., INC.
(Exact name of registrant as specified in its charter)
5481 South Packard Avenue
Cudahy, Wisconsin 53110
(414) 747-2611
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.01 par value per share
Common Share Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, ATI Ladish LLC, as successor by merger to Ladish Co., Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ATI LADISH LLC (as successor by merger to Ladish Co., Inc.)
Date: May 19, 2011	By:	/s/ Wayne E. Larsen
Wayne E. Larsen
Vice President